Tikcro Technologies Reports 2007 First Quarter Results

Tel Aviv, Israel, May 25, 2007 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the first quarter ended March 31, 2007.

Net income for the first quarter was $ 18,000, or $ 0.00 per share.

As of March 31, 2007, the Company had cash and marketable securities totaling $10.2 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                                            Tikcro Technologies Ltd.
                                                                  Balance Sheet
                                                           (US dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                       March 31,                 December 31,
                                                                                         2007                       2006
           Assets
                   Current assets
                   Cash and short-term marketable securities                      $        10,181          $         10,126
                   Other receivables                                                           12                        23
                        Total current assets                                               10,193                    10,149


                        Total assets                                              $        10,193          $         10,149
                                                                                        ---------                   -------

           Liabilities and Shareholders' Equity
                   Current liabilities
                   Related party-current account                                  $            12          $             28
                   Other current liabilities                                                  189                       154
                                                                                        ---------                   -------
                        Total current liabilities                                             201                       182

                   Shareholders' equity                                                     9,992                     9,967

                   Total liabilities and shareholders' equity                     $        10,193   $                 10,149
                                                                                        ----------                  --------


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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
                                                                                      Three Months Ended March 31
                                                                                    2007                       2006
                                                                                    ----                       ----


General and administrative expenses                                                 $ 94           $            47
                                                                                --------               -----------

Total operating expenses                                                              94                        47
                                                                                --------               -----------

Operating loss                                                                       (94)                      (47)

Financial income, net                                                                112                       102
                                                                                --------               -----------

Net income                                                                          $ 18           $           $55
                                                                                ========               ===========


Basic and Diluted net earnings per share                                          $ 0.00          $           0.01
                                                                                ========               ===========


Basic weighted average shares                                                      7,909                      7,909
                                                                                ========               ============

Diluted weighted average shares                                                    8,065                      8,055
                                                                                ========                ===========

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